21004691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottsdale Capital Advisors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E. McDonald Road Suite 6
(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G Pinou — 516-238-3646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joshua Boyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottsdale Capital Advisors Corp., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NICOLE MONROE
NOTARY PUBLIC • STATE OF UTAH
COMMISSION NO. 719137
COMM. EXP. 07/08/2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scottsdale Capital Advisors Corporation as of June 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2021and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Scottsdale Capital Advisors Corporation's management. Our responsibility is to express an opinion on Scottsdale Capital Advisors Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Scottsdale Capital Advisors Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital, Schedule II – Exemption Report, and Schedule III – Information Relating to Possession of Control Requirements, has been subjected to audit procedures performed in conjunction with the audit of Scottsdale Capital Advisors Corporation's financial statements. The supplemental information is the responsibility of Scottsdale Capital Advisors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital, Schedule II – Exemption Report, and Schedule III – Information Relating to Possession of Control Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 30, 2021

We have served as Scottdale Capital Advisor Corporation's auditor since 2016.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

Assets

Current Assets:		
Cash	$	2,466,494
Receivable from Clearing Broker		358,179
Clearing Deposit		25,000
Prepaid expenses		12,896
Investment account		616
Total current assets		2,863,185
Property & equipment (net of depreciation of $7,878)		1,735
Total Assets	$	2,864,920

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	64,948
Accrued expenses		75,761
Total current liabilities		140,709
SBA Loan		173,177
Total Liabilities		313,886
Stockholder's Equity		
Common stock no par value, authorized 2,000,000 shares		
2,000,000 shares issued and outstanding		795,000
Additional paid in capital		746,000
Accumulated earnings		1,010,034
Total Stockholder's Equity		2,551,034
Total Liabilities and Stockholder's Equity	$	2,864,920

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2021

Revenues	
Clearing revenue	$ 27,037,410
Unrealized loss on investment account	(9,543)
Investment banking revenue	19,650
Other revenue	13,199
Total Revenues	27,060,716
Cost of Sales	
Broker Dealer Expenses	59,181
Total cost of sales	59,181
Gross profit	27,001,535
Expenses	
Compensation	888,877
Insurance	7,492
Communication	15,977
Professional Fees	253,474
Regulatory & License	100,313
Occupancy	825,586
Office & travel	65,737
Write off	174,491
Other	3,706
Total Expenses	2,335,653
Income before Income Taxes	24,665,882
Provision for Income Taxes	-
Net Income	$ 24,665,882

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CHANGES IN STOCKOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock								
	Shares		Amount		Additional Paid in Capital		Retained Earnings		Total Stockholders' Equity
Balance - June 30, 2020	2,000,000	$	795,000	$	746,000	$	913,498	$	2,454,498
Net income	-		-		-		24,665,882		24,665,882
Distributions to Parent	-		-		-		(24,569,346)		(24,569,346)
Balance - June 30, 2021	2,000,000	$	795,000	$	746,000	$	1,010,034	$	2,551,034

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash Flows from Operating Activities	
Net income	$ 24,665,882
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,422
Changes in operating assets and liabilities:	
Accounts Receivable	1,915,816
Investment account	9,543
Prepaid Expenses	(178)
Accounts payable and accrued expenses	76,747
Total Adjustments	2,001,928
Net Cash Provided by Operating Activities	26,669,232
Cash Flows From Investing Activities	-
Cash Used in Financing Activities	
Distributions - Parent	(24,569,346)
Net Increase in Cash	2,099,886
Cash, beginning of the year	366,608
Cash, end of year	$ 2,466,494

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:

Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Scottsdale Capital Advisors Corporation (the "Company"), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to retail and institutional customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to U.S. and international customers.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company's statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a settlement date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

Impairment of Long-Lived Assets

In accordance with *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is calculated using straight-line basis over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders. The Company is no longer subject to federal or state tax examinations by tax authorities for years ending before 2017.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2021, the Company had deposits in excess of the FDIC coverage in the amount of $2,216,494.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than 12 months. Pursuant to this new standard, the Company has evaluated this standard and determined that it does not have an effect. And will not require any adjustment financial statements as of June 30, 2021.

3. PROPERTY AND EQUIPMENT

Office Furniture and equipment	9,643
	9,613
Less: Accumulated depreciation	(7,878)
At June 30, 2021:	1,735

Total depreciation expense was $1,422 for the year ended June 30, 2021.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenue from contracts with customers:

4. REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Commission Revenue
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Certificate Deposit Fees
The Company processes stock certificates and charges a fee to deposit such certificates into customer accounts. The Company believes that the performance obligation is satisfied when the certificate is deposited into the customer account.

Other Fees
The Company also has other revenues that includes gains and losses from their investment account, rental income and investment banking advisory or placement fees

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source for the year ended June 30, 2021:

Revenues from contracts with customers:		
Commission revenue	$	16,628,695
Certificate deposit fees		7,917,483
Ticket Charge Revenue		2,362,022
Total revenue from contracts with customers	$	26,908,200

5. RELATED PARTY TRANSACTIONS

The Company has a formal lease agreement with a related party which the shareholder owns for its headquarters in Scottsdale, Arizona and which terminates upon notice by landlord. The Company paid $780,000 to the shareholder during the year ended June 30, 2021 for lease of its headquarters. $0 is owed to the shareholder at June 30, 2021.

The Company has a lease agreement to rent an apartment for its president through May 31, 2021 and is currently month to month. The Company paid $30,263 to the landlord during the year ended June, 30, 2021.

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's Director.

On March 3, 2011, the Company's then president, a related party, acquired the entire interest in Alpine Securities, a clearing firm. During the course of the year ended June 30, 2021 the company recognized $27,037,410 in clearing revenue, which reflected approximately 99.9% of total revenues recognized during the year. As of June 30, 2021 the company had a $358,179 receivable from Alpine Securities. As of June 30, 2021, the company had a $25,000 cash deposit on account with Alpine Securities.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company maintains a lease commitment for its office facility in Scottsdale, AZ which was terminate and amended as of June 30, 2020. The amended lease term beginning July 1, 2020 will be month to month at a cost of $65,000 and the landlord or tenant may terminate the lease with at least 30 days' notice.

Legal

The Company has one open regulatory enforcement matters and no open civil litigation matters where the Company is a named defendant. For the prior audit period, the Company reported one open FINRA disciplinary proceeding (FINRA No. 201404174601). This matter remains outstanding as described below.

The matter went to formal hearing in June - July 2016. On March 31, 2017, the FINRA Extended Hearing Panel issued an adverse decision and assessed a $1.5 million fine against the Company. On July 19, 2017 the Company filed an appeal of the decision to FINRA's National Adjudicatory Counsel (NAC) that resulted in an automatic stay of the adverse judgment and award of relief. On July 20, 2018, the NAC ruled to uphold the FINRA Extended Hearing Panel decision, including the $1.5 million fine. The Company immediately filed an appeal and motion to stay the penalties with the Securities & Exchange Commission (SEC). On August 6, 2018, the SEC granted Company a stay of all penalties and fines pending the appeal.

The adverse FINRA decision remains on appeal with the SEC. The Company has the right to appeal an adverse decision by the SEC to the U.S. Circuit of Appeals. On about November 27, 2019, based on legal advice and concerns raised in the SEC's stay order on FINRA's NAC decision, Company reversed the contingent liability accrual to zero. Any final judgment or settlement resulting from the resolution of this contingency will be accounted for in the period of resolution. Furthermore, it is the Company's policy to accrue for the legal expenses associated with this contingency or other legal contingencies as the expenses are incurred.

7. COVID

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the

7. COVID (continued)

geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company does not expect any financial impact to the company.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $2,535,787 which was $2,414,861 in excess of its required net capital of $120,953. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1. Aggregate indebtedness includes a $1,500,000 contingent liability which has not been accrued related to a legal matter, see footnote #6.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and other than as disclosed in footnotes, no additional items have occurred that would require disclosure.

11. PAYCHECK PROTECTION PROGRAM LOAN

On June 3, 2020, the Company received loan proceeds in the amount of $173,177 under the Paycheck Protection Program ("PPP"). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the 24-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%. The Company used the proceeds for purposes consistent with the PPP and anticipates that it will be forgiven.

SUPPLEMENTAL SCHEDULES

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED JUNE 30, 2021

Net Capital			
Total member's equity		$	2,551,034
Add Back deferred tax liability			-
Add Back deferred tax liability		$	2,551,034
Deductions and Charges			
Non-allowable assets:			
Commission Receivable	-		
Investment A/C	616		
Prepaid Expenses	12,896		
Property & equipmet (net of depreciation of $7,878)	1,735		
Total Deductions and Charges			15,247
Net Capital Before Haircuts on Security Position			2,535,787
Haircuts on Security			
Marketable security			-
Net Capital		$	2,535,787
Aggregate Indebtedness (A.I.)			
Contingent liability	1,500,000		
SBA Loan	173,177		
Accounts payable	64,948		
Accrued expenses	75,761		
Total Aggregate Indebtedness		$	1,813,886
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total A.I.)		$	120,926
(b) Minimum net capital required of broker dealer		$	100,000
Net Capital Requirement (Greater of (a) or (b))		$	120,926
Excess Net Capital		$	2,414,861
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$	2,354,398
Ratio of A.I. to Net Capital			0.715

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's Form X-17A5 (as amended), Part IIA filing as of June 30, 2021.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2021

Scottsdale Capital Advisors Corporation is a registered broker-dealer subject to 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 C.F.R. 240.17(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Scottsdale Capital Advisors Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended June 30, 2021 without exception.

I, Joshua Boyer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Joshua Boyer, President

Subscribed and sworn/affirmed to before me on this 27 day of August 2021 by Joshua Boyer

Notary Public

July 8 2025
My Commission Expires

NICOLE MONROE
NOTARY PUBLIC • STATE OF UTAH
COMMISSION NO. 719137
COMM. EXP. 07/08/2025

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors Corporation

We have reviewed management's statements, included in the accompanying Schedule II – Exemption Report, in which (1) Scottsdale Capital Advisors Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scottsdale Capital Advisors Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Scottsdale Capital Advisors Corporation stated that Scottsdale Capital Advisors Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scottsdale Capital Advisors Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scottsdale Capital Advisors Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 30, 2021

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2021

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Scottsdale Capital Advisors Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Scottsdale Capital Advisors Corporation and the SIPC, solely to assist you and SIPC in evaluating Scottsdale Capital Advisors Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Scottsdale Capital Advisors Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Scottsdale Capital Advisors Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Scottsdale Capital Advisors Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Scottsdale Capital Advisors Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 30, 2021